Exhibit 7.2

MARKET DATA AND ASSISTANCE AGREEMENT

between

ATLAS SAND MANAGEMENT COMPANY, LLC

5914 W. Courtyard Drive, Suite 200

Austin, Texas 78730

and

Gregory M. Shepard

7028 Portmamock Place

Lakewood Ranch, FL 34202

This Market Data and Assistance Agreement (this “Agreement”) is entered into as of January 1, 2020, by Atlas Sand Management Company, LLC (“ASAP”), 5914 West Courtyard Drive, Suite 200, Austin, Texas 78730 and Gregory M. Shepard (“Shepard”), 7028 Portmamock Place, Lakewood Ranch, FL 34202.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Position and Duties.

(a) ASM hereby engages Shepard, on a part-time basis, as a marketing consultant until this Agreement is terminated. The effective date of the commencement of this engagement by ASM will be January 1, 2020 (the “Effective Date”). The duties, privileges and responsibilities of Shepard will be to assist in marketing efforts by ASM, with specific day to day activities determined by ASM’s Chief Financial Officer (the “CFO”). During the Term (as defined below), Shepard hereby agrees to (i) perform the duties of this engagement to the best of Shepard’s ability with diligence and loyalty, and (ii) devote at least four hours per week to the advancement of the business interests of ASM and any of its Affiliates in the discharge of Shepard’s duties and responsibilities to them.

2. Compensation and Benefits. During the term of this engagement, as compensation for all services performed by Shepard far ASM and any Affiliates, ASM will provide Shepard with the following pay and benefits:

(a) Base Salary. ASM will pay Shepard a base salary at the rate of $10,000 per calendar year (the “Base Salary”), payable in accordance with the regular payroll practices of ASM.

(b) Bonus Compensation. Shepard will be eligible to receive an annual discretionary cash bonus subject to the satisfaction of performance criteria to be determined by the CFO in consultation with Shepard.

(c) Participation in Equity Incentive Plans. Shepard will not be entitled to participate in any equity incentive plans.

(d) Participation in Employee Benefit Plans. Shepard will not be entitled to participate in any employee benefit plans.

(e) Vacation and Personal Time. As a Consultant engaged on a part time basis Shepard will not be entitled to any paid vacation or personal days.

(f) Business Expenses. ASM will reimburse Shepard on a monthly basis within 30 days of receipt for reasonable out-of-pocket business expenses incurred or paid by Shepard in the performance of Shepard’s duties and responsibilities to ASM, provided in each case that (x) Shepard’s expenses comply with expense guidelines issued by ASM, as applicable from time to time, and (y) Shepard submits appropriate documentation related to such expenses in accordance with any ASM policies or guidelines.

3. Confidential Information and Restricted Activities.

(a) Confidential Information. From the Effective Date and continuing during the course of Shepard’s engagement with ASM, Shepard will learn or develop Confidential information. Shepard agrees that he will not use or disclose to any Person (except as required by applicable law or for the proper performance of his regular duties and responsibilities for ASM) any Confidential Information obtained by Shepard as a result of his engagement or other involvement with ASM. Shepard understands that this restriction will continue to apply after his engagement terminates, regardless of the reason for such termination. All documents, records and files, in any media of whatever kind and description, relating to the business, present or otherwise, of ASM or any of its Affiliates, and any copies, in whole or in part, thereof (the “Documents”), whether or not prepared by Shepard, will be the sole and exclusive property of ASM. Shepard agrees to safeguard all Documents and to surrender to ASM at the time Shepard’s engagement terminates, all Documents then in Shepard’s possession or control. For purposes of this Section 3(a), Section 3(b) and the definition of “Confidential Information,” references to “ASM” include ASM and any Affiliates of ASM.

(b) Intellectual Property. Shepard agrees to disclose promptly to ASM any and all ideas, inventions, discoveries, products, processes, articles of manufacture, diagrams, methods, formulae, know-how, apparatuses, works of authorship, manuscripts, drafts, compilations, trademarks, service marks, logos, domain names, computer programs and any improvements discovered, conceived, authored or developed, either by Shepard or jointly with others, during Shepard’s engagement or other involvement with ASM and arising from or relating to the business of ASM (all hereinafter collectively called “Inventions”). Shepard agrees that all such Inventions are ASM’s exclusive property, whether or not patent, trademark or copyright applications are filed thereon, and Shepard hereby assigns to ASM and its designees, assigns, successors or their legal representatives any and all such Inventions. This assignment will be binding upon Shepard and Shepard’s heirs, executors, administrators and assignees. Shepard acknowledges that all original works of authorship made by Shepard within the scope of

Shepard’s engagement by ASM are protectable by copyright, and are “works made for hire” within the meaning of 17 U.S.C. § 101 and Shepard agrees not to obtain as owner any trademark, copyright, design registration or patent for any Invention. Shepard agrees to assist ASM, at ASM’s expense, in. the preparation, execution and delivery of any disclosures, assignments or documents necessary to vest title to the inventions in ASM, and to enable ASM to secure patent, trademark, copyright or any other form of protection therefor, whether in the United States or other countries. If such assistance takes place after the termination of Shepard’s engagement, ASM will pay Shepard a reasonable rate for any time that Shepard spent in such work at ASM’s request

(c) Non-Competition and Non-Solicitation.

(i) Shepard acknowledges that he will be provided in his engagement, or other involvement with ASM, access to Confidential Information that, if disclosed, would assist a competing business in competition with ASM and/or its Affiliates and that Shepard will also generate goodwill for ASM and any Affiliates in the course of Shepard’s engagement. Therefore, Shepard hereby agrees as follows:

(A) During Shepard’s engagement at ASM, Shepard shall not, directly or indirectly, either on his behalf or on behalf of another, engage in activity competitive with ASM’s business or take steps or otherwise make preparations to compete with ASM. Shepard further agree that he shall not, at any time after engagement with ASM, engage in any activity competitive with ASM’s business while using any Confidential Information.

(B) During Shepard’s engagement at ASM, and for a period of four months following the conclusion of such engagement, Shepard shall not, directly or indirectly, either on Shepard’s behalf or on behalf of another, solicit or attempt to solicit any of ASM’s employees to terminate their engagement with ASM, either for the purpose of becoming employed by ASM or any third party or otherwise. Shepard further agrees that during Shepard’s engagement at ASM, and for a period of six months following the conclusion of that engagement, Shepard shall not, directly or indirectly, (i) solicit or attempt to solicit any customer or supplier of ASM to withdraw, curtail, or divert any of its business from ASM, or (ii) solicit or attempt to solicit any customer of ASM to whom Shepard provided services or with whom Shepard transacted business on behalf of ASM and as to whom Shepard has acquired any Confidential Information during Shepard’s engagement at ASM, in an effort to provide to such customer any product or service similar to those of ASM.

(ii) Although the parties to this Agreement have, in good faith, used their best efforts to make this covenant reasonable in geographic area, scope of restricted activity and duration, and it is not anticipated, nor is it intended, by either of the parties to this Agreement that any court of competent jurisdiction would find it necessary to reform this covenant not to compete to make it reasonable, the parties to this Agreement agree that any court of competent jurisdiction making a determination that it is necessary to reform this covenant not to compete to make it reasonable, will be, and hereby is, empowered and directed to reform the covenant to the extent necessary to render it enforceable and afford the greatest protection to the legitimate business interests of ASM.

(iii) If Shepard breaches this covenant not to compete, it is understood and agreed that (A) ASM will suffer irreparable harm and will be entitled to injunctive relief, without being required to prove actual damages or post a bond or other security therefor, as well as any and all other applicable remedies at law and in equity and (B) damages, if any, for the breach of this covenant not to compete will accrue and be recoverable by ASM as of and from the date. of the breach insofar as the damages for such breach relate to an action that occurred within the scope of the geographic area and duration of the covenant not to compete.

4. Term of Engagement; Termination. Shepard’s engagement under this Agreement will commence on the Effective Date and continue until the third anniversary of the Effective Date, unless earlier terminated pursuant to this Section 4 (the “Term”).

(a) Shepard’s engagement may be terminated by ASM upon a Cause Event. Shepard will be given 30 days’ notice of any potential Came event and an opportunity to reasonably ameliorate and eliminate said Cause Event. A “Cause Event” is defined as a determination by ASM that one or more of the following have occurred:

(i) Shepard’s material or repeated failure to perform (other than a failure resulting from Shepard’s Disability) Shepard’s assigned duties or responsibilities as directed or assigned by the CFO or any breach of any of Shepard’s material obligations under this Agreement;

(ii) Shepard’s refusal to follow the lawful instructions or directives of the CFO;

(iii) Shepard’s material or repeated violation of ASM policy, or Shepard’s violation of Shepard’s fiduciary duties or duty of loyalty to ASM;

(iv) Shepard’s engaging in illegal conduct that was, is or is reasonably likely to be, harmful to ASM or Shepard’s committing any act of dishonesty or fraud against, or misappropriation of property belonging to ASM;

(v) Shepard’s violation of federal or state law or any regulation applicable to the business of ASM, which violation was, is or is reasonably likely to be, harmful to ASM; or

(vi) Shepard’s being engaging in conduct that would constitute a felony offense under applicable criminal law or a criminal offense involving moral turpitude.

(b) Upon a Liquidity Event, at ASM’s sole and absolute discretion, ASM may terminate Shepard’s engagement by written notice specifying the effective date of such termination and whether Shepard is required to provide any transition services to ASM (as described below). In the event Shepard is terminated upon a Liquidity Event, then, notwithstanding any other provision of this Agreement to the contrary, Shepard will provide such reasonable transition services to ASM or its successor in interest as ASM or such third party may request for a period of up to three months following such Liquidity Event (such period, the “Transition Period”), as determined by ASM or such third party. In return for any transition services that Shepard is required to provide to ASM or its successor in interest, ASM or such successor in interest will pay Shepard the Base Salary in accordance with Section 2 during the Transition Period.

(c) Shepard’s engagement will automatically terminate in the event of Shepard’s death or Disability during engagement. “Disability” means Shepard’s inability to perform Shepard’s duties with ASM on a full-time basis for 120 consecutive days (or for shorter periods aggregating 180 days during any period of 12 consecutive months).

(d) Shepard may terminate his engagement hereunder voluntarily at any time with 60 days’ prior written notice to ASM, which notice period may be waived by ASM in its sole discretion.

(e) For the avoidance of doubt, in addition to termination upon a Cause Event, ASM will be entitled to terminate his engagement Without cause or notice, subject only to the payment obligations set forth in Section 5(a).

5. Payments and Other Matters Related to Termination.

(a) If Shepard’s engagement is terminated during the Term (for reasons other than (i) a Cause Event, (ii) Shepard’s death or Disability, or (iii) Shepard’s voluntary termination), ASM will, for a period of time equal to the Severance Period, pay Shepard an aggregate amount equal to four months’ Base Salary in equal installments in accordance with the normal payroll practices of ASM The term “Severance Period” means the period from the time Shepard’s engagement is terminated through the fourth month after the date Shepard’s engagement is terminated.

(b) If Shepard’s engagement is terminated during the Term because of a Cause Event, or because of death or Disability or voluntary termination, ASM will pay Shepard’s Base Salary and expenses up through the date of termination, in accordance with Section 2.

(c) Provisions of this Agreement will survive any termination, if so provided in this Agreement or if necessary or desirable to accomplish the purposes of other surviving provisions, including, without limitation, Shepard’s obligations under Section 3. The obligation of ASM to make payments to Shepard under this Section 5 is expressly conditioned upon Shepard’s continued full performance of obligations under Section 3. Upon termination of Shepard’s engagement by either Shepard or ASM, all rights, duties and obligations of Shepard and ASM to each other will cease, except as otherwise expressly provided in this Agreement

6. Non-Disparagement. During the Term and until the second anniversary of the termination of Shepard’s engagement, each party agrees not to make any statement or criticism that is known by such party to be adverse to the interests of, or disparages or impugns the reputation of, the other party, or take any action that may reasonably cause the other party to be held in disrepute by the public or by such party’s customers or employees.

Nothing in this provision will prohibit a party from providing truthful information to any governmental agency or authority or from complying with any legal obligation.

7. Definitions. For purposes of this Agreement, the following definitions apply:

“Affiliate” means with respect to any Person, (a) such Person’s spouse or any member of the immediate family of such Person, (b) any manager, director, executive officer or general partner of such Person, (c) any corporation, partnership, business, association, limited liability company, firm or other entity of which such Person is a manager, managing member, director, executive officer or general partner, and (d) any other Person that directly or indirectly controls, is controlled by or is under direct or indirect common control of such first Person For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting equity interests, by contract or otherwise.

“Company Sale” means (a) the sale of all or substantially all of ASM’s and its Affiliates’ assets, taken as a whole, to any Person, (b) a redemption by ASM of 50% or more of the voting securities of ASM or (c) any other transaction whether by sale of stock, sale of assets, merger, recapitalization, reorganization or otherwise, pursuant to which one or more Persons shall own in excess of 50% of the voting securities of ASM on a fully diluted basis, in each case in a single transaction or series of related transactions.

“Confidential Information” means any and all information of ASM or any of its Affiliates that is not generally known outside of ASM, including, without limitation, the terms of the LLC Agreement or any other agreement among the equity holders of ASM. Confidential Information also includes any information received by ASM or any of its Affiliates from any Person with any understanding, express or implied, that it will not be disclosed. Confidential Information does not include information that enters the public domain or was known to members of the petroleum products industry generally, other than through Shepard’s breach of his obligations under this Agreement

“Liquidity Event” means (a) any ASM Sale, (b) a Public Offering or (c) the dissolution, winding-up or other liquidation of ASM.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust, a joint stock company, a joint venture, an. unincorporated organization, any Governmental Authority, or other entity or organization, other than ASM or any of its Affiliates

“Public Offering” means the sale of any class of equity securities of ASM (or any successor of ASM) to the public pursuant to an effective registration statement (other than a registration statement on a form solely to effect the issuance of securities in a business combination or under a benefit plan for employees or directors) filed under the Securities Act and underwritten by an investment banking firm of national reputation.

8. Conflicting Agreements. Shepard hereby represents and warrants that Shepard’s signing of this Agreement and the performance of Shepard’s obligations under it will not breach or be in conflict with any other agreement to which Shepard is a party or is bound and that Shepard is not now subject to any covenants against competition or similar covenants or any court order that could affect the performance of Shepard’s obligations under this Agreement. Shepard agrees that he will not disclose to or use on behalf of ASM any proprietary information of a third party without that party’s consent.

9. Withholding. All payments made by ASM under this Agreement will be reduced by any tax or other amounts required to be withheld by ASM under applicable law.

10. Assignment. Neither Shepard nor ASM may make any assignment of this Agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that ASM may assign its rights and obligations under this Agreement without Shepard’s consent to an Affiliate of ASM or to any Person with whom ASM hereafter effects a reorganization, consolidates with or merges into or to whom it transfers all or substantially all of its properties or assets. This Agreement will inure to the benefit of and be binding upon Shepard and ASM, and each of their respective successors, executors, administrators, heirs and permitted assigns.

11. Severability. If any portion or provision of This Agreement is declared illegal or unenforceable to any extent by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, will not be affected thereby, and each portion and provision of this Agreement will be valid and enforceable to the fullest extent permitted by law.

12. Miscellaneous. This Agreement sets forth the entire agreement between Shepard and ASM and replaces all prior and contemporaneous communications, agreements and understandings, written or oral, with respect to the terms and conditions of Shepard’s engagement. This Agreement may not be modified or amended, and no breach will be deemed to be waived, unless agreed to in writing by Shepard and ASM. The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which will be an original and all of which together will constitute one and the same instrument. Unless otherwise provided, all references herein to Sections are to the Sections of this Agreement.

13. Notices. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement will be in writing and will be deemed to have been duly given: (a) on the date of delivery, if personally delivered by hand, (b) upon the third day after such notice is deposited in the United States mail, if mailed by registered or certified mail, postage prepaid, return receipt requested, (c) upon the date scheduled for delivery, if such notice is sent by a nationally recognized overnight express courier or (d) upon written confirmation of receipt by the recipient of such notice (including any automatic confirmation that is received), if transmitted by facsimile or electronic mail, in each case at the mailing address, facsimile number or electronic mail address set forth under the applicable party’s name on the first page of this Agreement; provided, however, that any notice or other communication required to be given to the CEO shall be deemed to have been given if provided to ASM in accordance with the foregoing at the following mailing address and electronic mail address: 5914 W. Courtyard Drive, Suite 200, Austin, Texas 78730, Email: jtumer@atlassand.com.

14. Disclosure of Agreement Shepard agrees to promptly make all subsequent employers aware of his obligations under this Agreement.

15. Governing Law and Jurisdiction. The terms of this Agreement will be governed by, and interpreted in accordance with the provisions of, the laws of the State of Texas, without regard to its choice-of-law principles. Any action brought in connection with this Agreement shall be brought in state or federal court in the State of Texas and the parties hereto hereby irrevocably (a) consent to the jurisdiction of such courts and (b) waive, to the fullest extent permitted by applicable law, any objection they may now or hereafter have to the laying of venue of any dispute brought in such courts or any defense of inconvenient forum for the maintenance of such dispute.

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This Agreement will take effect as a binding agreement between. Shepard and ASM on the basis set forth above as of the date first above written.

Sincerely yours,

ATLAS SAND MANAGEMENT CO., LLC a Texas limited liability company

By:	/s/ John Turner
John Turner
Chief Financial Officer

Accepted and Agreed:

/s/ Gregory M. Shepard

Gregory M. Shepard

Effective as of December 31, 2022

Atlas Sand Management Company, LLC

5914 W. Courtyard Drive, Suite 200

Austin, TX 78730

Gregory M. Shepard

7028 Portmarnok Place

Lakewood Ranch, FL 34202

Re:	Market Data and Assistance Agreement

Dear Greg:

Reference is made to that certain Market Data and Assistance Agreement (the “MDAA”) entered into as of January I, 2020 by and between you and Atlas Sand Management Company, LLC (“ASM”).

In signing below, you and ASM acknowledge and agree that, effective as of the date above, the MDAA has been terminated in its entirety by mutual agreement of the parties, and any and all notice obligations with respect to such termination have been fully and finally satisfied. You and ASM further acknowledge and agree that: (1) no payments or other obligations are owed by either party pursuant to the MDAA; (ii) you did not perform any services pursuant to the MDAA and the parties have fully and finally satisfied all obligations that they have had and ever could have pursuant to the MDAA; and (iii) you do not have, and have never had, an employment relationship with ASM or any of its affiliates.

On behalf of ASM,

/s/ John Turner
Name: John Turner
Title: Chief Financial Officer

ACKNOWLEDGED AND AGREED:

/s/ Gregory M. Shepard

Gregory M. Shepard